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                              August 24, 2020

       Brian Loftus
       Chief Financial Officer
       Unique Fabricating, Inc.
       800 Standard Parkway
       Auburn Hills, MI 48326

                                                        Re: Unique Fabricating,
Inc.
                                                            Form 10-K for the
fiscal year ended December 29, 2019
                                                            Filed on March 27,
2020
                                                            File No. 1-37480

       Dear Mr. Loftus:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the fiscal year ended December 29, 2019

       Management's Discussion and Analysis of Financial Condition and Results of Operation
       Non-GAAP Financial Measures, page 32

   1. In regard to the Non-GAAP financial measure Adjusted EBITDA, please address the following in future
filings:
                                                            It is not clear to
us how you determined the adjustments currently labeled one-time consulting and
licensing ERP system implementation costs are one-time costs since they appear to be
ongoing periodic expenses. Refer to Questions 100.01 and 102.03 of the Non-GAAP
Compliance and Disclosure Interpretations and Item
                                                             10(e)(1)(ii)(B) of
Regulation S-K. It appears to us that these costs should not be identified as
"one-time" and, to the extent these costs are expected to continue, it is not clear to us
why removing them from a Non-GAAP performance measure would
                                                             be appropriate. To
the extent you believe these costs are incremental costs, it appears to us you should
more fully explain their nature, disclose when you expect them to
 Brian Loftus
Unique Fabricating, Inc.
August 24, 2020
Page 2
              end, and provide an estimate of the incremental costs that remain; and
                Based on your disclosure that financial covenants in your credit facility are based on
              Adjusted EBITDA, revise your disclosures to also comply with Question 102.09 of the Non-GAAP Compliance and Disclosure Interpretations.

Notes to the Consolidated Financial Statements
Note 1 - Nature of Business and Significant Accounting Policies
Goodwill, page 49

2. We note that you recorded an impairment charge of $6.8 million to write-off a portion of your goodwill due to a decrease in your market capitalization during 2019. Based on your remaining goodwill balance and your intangible asset balance, it appears to us that future impairments could be material to your results of operations. In future filings, please provide a risk factor to disclose and discuss the risks associated with possible future impairments or explain why you do not believe a risk factor is warranted.
Item 9A. Controls and Procedures
Management's Report on Internal Control over Financial Reporting, page 72

3. Please tell us and revise future filings to identify the COSO framework you used to evaluate the effectiveness of your internal control over financial reporting as of the end of your fiscal year. Refer to Item 308(a)(2) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Mindy Hooker, Accountant, at (202) 551-3732 or Anne McConnell,
Accountant, at (202) 551-3709 if you have questions.



FirstName LastNameBrian Loftus                                  Sincerely,
Comapany NameUnique Fabricating, Inc.
                                                                Division of
Corporation Finance
August 24, 2020 Page 2                                          Office of
Manufacturing
FirstName LastName